Exhibit 8.1

[Form of Federal Income Tax Opinion]

(202) 274-2000

                                , 2004

Board of Directors

Provident Financial Services, Inc.

The Provident Bank

830 Bergen Avenue

Jersey City, New Jersey 07306-4599

Re:	Federal Tax Consequences of the Merger of First Sentinel Bancorp, Inc. with and into Provident Financial Services, Inc.

Ladies and Gentlemen:

You have requested an opinion as to the Federal income tax consequences of the following proposed transactions, pursuant to the Agreement and Plan of Merger by and between Provident Financial Services, Inc., a Delaware corporation (“PFS”), and First Sentinel Bancorp, Inc., a Delaware corporation (“FSBI”) (the Agreement and Plan of Merger shall be referred to as the “Merger Agreement”): FSBI will merge with and into PFS with PFS as the surviving corporation (the “Merger”), and the separate existence of FSBI will cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of FSBI will be vested in and assumed by PFS. As part of the Merger, each share of FSBI common stock will be converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. Immediately after the Merger, First Savings Bank, a New Jersey chartered stock savings bank and a wholly owned subsidiary corporation of FSBI, will merge with and into The Provident Bank, a New Jersey chartered stock savings bank and a wholly owned subsidiary corporation of PFS, with The Provident Bank as the resulting institution (“Bank Merger”). This letter does not address the state and local tax consequences of the transactions. The terms used but not defined herein, whether capitalized or not, shall have the same meaning as in the Merger Agreement.

For purposes of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below. In our examination, we have assumed the genuineness of all signatures where due execution and delivery are requirements to the effectiveness thereof, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied, with the consents of

Board of Directors

Provident Financial Services, Inc.

The Provident Bank

                                    , 2004

PFS and The Provident Bancorp and the consents of FSBI and First Savings Bank upon certain written representations of each of the parties hereto (which representations we have neither investigated nor verified).

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant. We have also assumed that the transactions contemplated by the Merger Agreement will be consummated strictly in accordance with the Merger Agreement.

Based solely upon and subject to the foregoing, it is our opinion that, under presently applicable law, the following will be the material Federal income tax consequences of the transaction.

OPINION

Based solely upon the above-referenced representations and information and assuming the transactions occur in accordance with the Merger Agreement, the Merger, and Bank Merger (and taking into consideration the limitations at the end of this opinion), it is our opinion that under current Federal income tax law:

A.	The Merger, when consummated in accordance with the terms hereof, either will constitute a reorganization within the meaning of Section 368(a) of the Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code;

B.	The merger of First Savings Bank into The Provident Bank will not adversely affect the Merger qualifying as a Reorganization within the meaning of Section 368(a) of the Code;

C.	No gain or loss will be recognized by PFS, The Provident Bank, FSBI or First Savings Bank by reason of the Merger;

D.	The exchange of FSBI Common Stock, to the extent exchanged for PFS Common Stock, will not give rise to recognition of gain or loss for Federal income tax purposes to the shareholders of FSBI;

E.	The basis of the PFS Common Stock to be received (including any fractional shares deemed received for tax purposes) by a FSBI stockholder will be the same as the basis of the FSBI Common Stock surrendered pursuant to the Merger in exchange therefore, increased by any gain recognized by such FSBI stockholder as a result of

Board of Directors

Provident Financial Services, Inc.

The Provident Bank

                                    , 2004

the Merger and decreased by any cash received by such FSBI stockholder in the Merger; and

F.	The holding period of the shares of PFS Common Stock to be received by a stockholder of FSBI will include the period during which the stockholder held the shares of FSBI Common Stock surrendered in exchange therefore, provided the FSBI Common Stock surrendered is held as a capital asset at the Effective Time.

****

No assurances are or can be given that the Internal Revenue Service or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should. While this opinion represents our considered judgment as to the proper Federal income tax treatment to the parties concerned based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Internal Revenue Service or the courts. In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views.

CONSENT

We hereby consent to the filing of the opinion as an exhibit to PFS’s Registration Statement on Form S-4, as amended, as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Joint Proxy Statement/Prospectus contained in PFS’s Registration on Form S-4 under the captions “Proposal I—The Proposed Merger—Material United States Federal Income Tax Consequences of the Merger” and “Legal Opinions.”

Sincerely,

LUSE GORMAN POMERENK & SCHICK, A Professional Corporation